Filed Pursuant to Rule 424(b)(3)

Registration No. 333-114046

PROSPECTUS

[LOGO OMITTED]

FIBERNET TELECOM GROUP, INC.

570 Lexington Avenue

New York, New York 10022

(212) 405-6200

11,684,000 shares of common stock

Selling stockholders identified in this prospectus may sell up to 11,684,000 shares of common stock of FiberNet Telecom Group, Inc., which includes 1,920,000 shares of common stock issuable by us to certain of the selling stockholders upon exercise of outstanding warrants held by such selling stockholders. This Prospectus covers the sale of such shares from time to time by the selling stockholders. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol FTGX. On April 12, 2004, the closing sales price of the common stock was $1.26.

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is April 14, 2004

PROSPECTUS SUMMARY

This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus and the documents incorporated by reference.

FIBERNET’S BUSINESS

We deploy, own and operate fiber-optic networks designed to provide comprehensive broadband connectivity for data, voice and video transmission to other telecommunications service providers in major metropolitan areas. These networks provide an advanced, high bandwidth fiber-optic solution to support the demand for network capacity in the local loop and to enable the interconnection of multiple carriers’ networks. Our primary business is to provide optical and electrical broadband circuits within and between carrier hotels, which are industrial buildings where service providers exchange and route communications traffic. We also provide colocation in these facilities for our customers to house their communications equipment. Our networks support multiple domestic and international transmission protocols including synchronous optical network, or SONET, SDH, Ethernet, Frame Relay, asynchronous transfer mode, or ATM and Internet Protocol, or IP. We have lit multiple strands of fiber on a redundant and diversely routed architecture throughout the New York City metropolitan area, as well as in Los Angeles, delivering optical wavelengths and broadband connections with bandwidth ranging from 1.5 megabits per second to 10.0 gigabits per second.

We have experienced significant operating losses, net losses and negative cash flows from operating activities. We expect to continue to experience such losses as we continue to operate our business. We also have a limited operating history. Consequently, prospective investors have limited operating history and financial data upon which to evaluate our performance.

The telecommunications industry continues to experience a period of uncertainty and rationalization. Many companies in our industry are in financial distress, and some of our largest customers have filed for bankruptcy. We have been negatively impacted by the general economic environment and by the difficulties that are impacting our industry. Expectations for growth in demand for broadband services have not materialized, resulting in significant excess capacity in existing communications networks. This excess supply of bandwidth and the intense competition among industry participants has produced substantial pressure on the pricing of our services with consistent annual decreases of up to 50%. In addition, customer contracts and services have been cancelled, resulting in a loss of recurring revenues to us. We are unable to determine the extent to which additional contracts or services that we provide to our customers will be cancelled, and we cannot forecast our ability to replace those cancelled contracts with new contracts. As a result, our revenues, business operations and liquidity may continue to be negatively affected by the market environment.

THE OFFERING

Selling stockholders identified in this prospectus may sell up to 11,684,000 shares of our common stock, par value $0.001 per share. The selling stockholders may sell their shares according to the plan of distribution described on page 18 below. We will not receive any proceeds from the sale of these shares. We have paid certain expenses related to the registration of the common stock.

RISK FACTORS

You should consider carefully the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently deem immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected.

We are an early-stage company, and we expect to encounter risks and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets.

We did not begin to engage in our current business until 1999 and did not begin to offer our services until the first quarter of 2000. Our limited operating history makes the evaluation of our future prospects very difficult. We will encounter risks and difficulties frequently experienced by early stage companies in new and rapidly evolving markets. As an early-stage organization, we are at a competitive disadvantage to larger, more established competitors. We anticipate that this competitive disadvantage may persist for the foreseeable future. If we do not successfully address these risks, our business may suffer.

We have and may continue to experience operating losses, net losses and a cash flow deficit.

We may not achieve or sustain operating income, net income or positive cash flow from operations in the future. Since our inception we have incurred operating losses and net losses both on an annual and quarterly basis. We have not achieved profitability and expect to continue to incur operating losses and net losses in 2004, and we may not for the foreseeable future. In 2001, we had an operating loss of $145.4 million and a net loss applicable to common stockholders of $178.2 million, and in 2002, we had an operating loss of $29.9 million and a net loss applicable to common stockholders of $37.4 million. In 2003, we had an operating loss of $25.5 million and a net loss applicable to common stockholders of $27.8 million.

You should also be aware that our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	the economic and competitive conditions in the communications and networking industries;

•	any operating difficulties, increased operating costs or pricing pressures we may experience;

•	the passage of legislation or other regulatory developments that may adversely affect us;

•	changes in technologies creating alternative services to our services or making our services and networks obsolete;

•	any delays in implementing any strategic projects; and

•	our ability to operate our networks in a reliable and cost-effective manner.

The sector in which we operate is highly competitive, and we may not be able to compete effectively.

We face competition from many entities with significantly greater financial resources, well-established brand names and larger customer bases. The entities that compete with us include mobile and fixed wireless service providers, local telephone companies, long distance companies, competitive access providers, competitive local exchange carriers and competitive colocation providers. The numerous companies that compete in our market expose us to severe price competition for our services. We expect competition to intensify in the future. If additional competitors focus on our market opportunity, there may be intensified price competition which could have a material adverse effect on our business. Additionally, we may experience an increased number of service disconnections.

In the communications industry, continued pricing pressure from our competitors and an excess of network capacity continue to cause prices for our services to decline.

In 2003, we experienced decreases in the prices of our services of up to 50% in recurring monthly charges. We anticipate that prices for broadband network services, in general, and for our services, in particular, will continue to decline dramatically over the next several years due primarily to the following:

•	price competition as various service providers continue to sell services at greatly reduced process to absorb significant excess capacity in existing networks and continue to install additional networks that compete with our networks;

•	recent technological advances that permit substantial increases in the transmission capacity and more efficient utilization of both new and existing fiber; and

•	strategic alliances, consolidations or similar transactions that increase customers’ purchasing power.

Many of our customers and vendors are experiencing financial difficulties and have filed or may file for bankruptcy protection.

The recent general economic weakness has severely impacted the telecommunications industry. The expected demand for broadband connectivity has not been realized in many segments of the market. As a result, there has been an industry-wide slowdown in capital spending and a large number of industry-related bankruptcy filings. Many of our customers and vendors are currently experiencing financial distress, and some of them have filed for bankruptcy protection.

We have contracts with communications providers that have filed for relief from creditors under the Bankruptcy Code, as well as contracts with other communications providers who may still yet file for bankruptcy protection. As a result, there is a significant doubt that some of our customers or vendors will perform their obligations under our contracts with them. In bankruptcy proceedings, the debtor, or trustee, as the case may be, has the right to, among other things, reject certain contracts.

In the past, bankruptcy courts have determined that certain of our contracts with our customers constitute executory contracts, and the contracts were rejected. As a result, we received an unsecured claim for damages against the debtors, and all rights and privileges under the contracts were terminated, including payment for services rendered. There can be no assurance that additional customers or vendors will not seek bankruptcy protection and that additional contracts will be terminated.

We may require additional capital to fund the further development of our networks and operation of our business, and an inability to obtain such capital could harm our business.

Although we have substantially completed the build-out of our networks, we may selectively expand our networks in the future as market conditions and customer demand dictate. In addition, we may have to expand or adapt our networks to respond to the following:

•	an increasing number of customers;

•	demand for greater network capacity or colocation space;

•	the replacement of inadequate or malfunctioning network elements;

•	changes in our customers’ service requirements; and

•	technological advances.

To do so, we may need to raise additional funds through public or private equity or debt financings. If we raise funds through the issuance of equity securities, the ownership percentage of our then-current stockholders will be diluted and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through another bank credit facility or the issuance of debt securities, the holders of such indebtedness would have rights senior to the rights of the holders of our common stock, and the terms of this indebtedness could impose restrictions on our ability to incur additional indebtedness and on our operations, which could impede the successful completion of our business plan.

There can be no assurance that additional funds will be available at the time needed, or on terms acceptable to us. Our inability to obtain additional financing, as needed, could have a material adverse effect on our business.

We must maintain our existing agreements for space in major carrier hotels or our business will be harmed.

Our business depends upon our ability to lease space in carrier hotels to establish carrier point facilities where we can locate our networking equipment and interconnect with our customers. At a minimum, to provide our services in a particular metropolitan area, we must obtain space in the major carrier hotels in that area. In addition, we need adequate space at our carrier point facilities in order to continue offering colocation services. There may be significant competition for space in major carrier hotels. Our inability to obtain additional space, or our inability to renew existing leases, would negatively impact our operations and have a material adverse effect on our business.

We should increase the number of our significant customers and the volume of traffic on our networks or our business may suffer.

Our revenues continue to be negatively impacted by the general economic environment and by the difficulties that are affecting our industry. We have experienced significant disconnections of services by our customers and decreases in the prices of our services. As a result, we should increase the current volume of traffic on our networks in order to realize anticipated revenues and cash flows. To do so, we must obtain long-term commitments from new large-volume customers, as well as expand our relationships with current customers. This need is more critical as a wholesale carrier because our potential customers are a limited number of service providers. Therefore, it is essential for us to succeed at establishing and expanding customer relationships; otherwise our business will suffer.

If we cannot maintain the scalability, reliability and speed of our network, potential customers will not use our services.

Because of the limited deployment of our services, our ability to manage a substantial amount of traffic on our networks while maintaining superior service is unknown at this time. There is no assurance that our network will be able to maintain current levels of service as the number of our customers and amount of traffic grows. Our failure to maintain such levels of service would significantly reduce customer demand for our services and have a material adverse effect on our business.

Service interruptions on our networks could expose us to liability or cause us to lose customers.

Our operations depend on our ability to prevent or mitigate any damages from power losses, network failures, transmission cable cuts or natural disasters. The failure of any equipment or facility on our networks could result in the interruption of service until we make the necessary repairs or install replacement equipment. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, which would reduce our revenues or increase our expenses and may be exposed to litigation from our customers. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or to have difficulty attracting new ones. Many of our customers’ communications needs are extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using our networks. Our networks may also contain undetected design faults and software “bugs” that, despite our testing, may be discovered only after our networks have been completed and are in use.

The occurrence of a natural disaster or act of terrorism in close proximity to our facilities would substantially harm our business.

The substantial majority of our facilities are located within the New York metropolitan area, with the remainder located in Chicago and Los Angeles. In particular, our facilities located at 60 Hudson Street and 111 Eighth Avenue in New York City are critical to our business. Given the concentration of our facilities, the loss of one of our facilities through the occurrence of a natural disaster, fire or flood, or an act of terrorism would have a material adverse effect on our business, results of operations and financial condition. We may not carry sufficient insurance to compensate us for losses caused by such an occurrence, and we may not be able to operate our business after the loss of one of our facilities.

Our failure to manage the growth of our operations could harm our business.

We have rapidly and significantly expanded our operations. We anticipate that further expansion will be required to grow our customer base if we are to be successful in implementing our business strategy. Our future performance depends in part upon our ability to manage our growth effectively. We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage our growth effectively, our business will suffer.

Our business will be harmed if our information support systems are not further developed.

Sophisticated information processing systems, including provisioning, accounting and network management, are vital to our growth and our ability to achieve operating efficiencies. Our plans for the development and implementation of these systems rely largely upon acquiring products and services from third party vendors and integrating those products and services. We may be unable to implement these systems on a timely basis or at all, and these systems may not perform as expected. A failure of these systems could substantially impair our ability to provide services, send invoices and monitor our operations. We may also be unable to maintain and upgrade our operational support systems as necessary.

We license key software from third parties. If we are unable to obtain such software on commercially acceptable terms, our business could be adversely affected.

We rely on software licensed from third parties, including applications that are integrated with internally developed software and used in our services. Most notably, we license Preside and MetaSolv TBS. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all, and we may not be able to obtain licenses for other existing or future technologies that we desire to integrate into our services. Although we believe that there are alternative suppliers for the software that we rely upon, it could take a significant period of time to establish relationships with alternative suppliers and integrate their software into our services. The loss of any of our relationships with these suppliers could have a material adverse affect on our business.

We depend on our key personnel, and the loss of their services may adversely affect our business.

We are highly dependent upon the efforts of our senior management team, none of whom currently has an employment agreement with us. The death or departure of any of our key personnel could have a material adverse effect on our business. We have previously announced the intention of Michael S. Liss, our President and Chief Executive Officer, to resign during 2004. There can be no assurance that Mr. Liss’ departure will coincide with the hiring of his replacement or that this transition will not adversely impact our business.

We may become the subject of litigation by our stockholders, which could adversely affect our business.

In addition to claims that may arise in the normal course of our business and financing activities, certain of our stockholders may sue us in an attempt to recover their losses as a result of the decline in our stock price, which has been significant since 2000. The resolution of such a claim would likely be costly and time-consuming. If any or all of such claims cannot be resolved through a negotiated settlement, we could become a party to the resulting litigation. Any litigation, even if we are successful, could result in substantial costs and diversion of resources and management attention. An adverse determination in any litigation could also subject us to significant liability, under the judgment of a court or by default.

We may face competition from various service providers in buildings for which we have exclusive license agreements.

We generally have exclusive license agreements for both our on-net and off-net buildings. Even though our competitors cannot install a central distribution system in any of our buildings covered by an exclusive agreement, they may still compete with us by installing infrastructure designed to directly service one or more specific tenants in the building as requested by such tenants. Consequently, they could indirectly compete against us by not utilizing our in-building networks to gain connectivity to tenants. In addition, incumbent local exchange carriers, or ILECs, and the regional bell operating companies, or RBOCs, currently own pre-existing, copper-based networks in many of our on-net and off-net buildings. These ILECs and RBOCs may be able to upgrade their existing networks to provide advanced broadband services which would place them in direct competition with us. Furthermore, service providers may have pre-existing license agreements in our buildings, which allow these providers to install, and possibly expand, their network infrastructure in our buildings. As a result, we may face competition in some of the buildings for which we have exclusive license agreements.

Alternative technologies pose competitive threats.

In addition to fiber-optic technology, there are other technologies that provide more capacity and speed than traditional copper wire transmission technology, such as digital subscriber lines, or DSL, and wireless technologies, and can be used instead of our networks. Furthermore, these technologies may be improved and other new technologies may be developed that provide more capacity, reliability, scalability and speed than the fiber-optic technology we deploy. The development of new technologies or the significant penetration of alternative technologies into our target markets may reduce the demand for our services and consequently could have a material adverse effect on our business.

We have outstanding debt that may limit our ability to borrow additional money, restrict the use of our cash flows and constrain our business strategy, and we may not be able to meet our debt obligations.

As of February 28, 2004, we had total outstanding debt of $16.8 million, with the availability to borrow an additional $3.5 million. As a result of this debt and debt that we may incur in the future, we will need to devote a portion of our available cash towards debt service payments. In addition, our ability to borrow additional money is restricted by our current debt arrangements. Furthermore, we have agreed to terms in the credit agreement (which governs our credit facility) that expose us to certain risks and limitations, including the following:

•	as the interest rate on our debt is variable, if interest rates rise, our debt service payments will increase;

•	principal amortization payments are required to be made quarterly beginning in 2004 and extending through maturity in 2007;

•	we have made affirmative financial covenants that we will breach if our financial results do not meet our expectations; and

•	we have agreed to certain negative covenants that may cause us to make choices regarding the operation of our business that we would not otherwise make.

You should be aware that our ability to repay or refinance our debt depends on our successful financial and operating performance and on our ability to implement our business strategy successfully. We cannot assure you that our future cash flows and capital resources will be sufficient to repay our existing indebtedness and any indebtedness we may incur in the future, or that we will be successful in obtaining alternative financing. Further, our borrowings under our credit facility are secured by substantially all of our assets, and our obligations under our facility are guaranteed by our subsidiaries. In the event that we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our networks, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply with our covenants, we would be in default under our existing debt agreements, which would accelerate the repayment of our indebtedness. To avoid a default, we may need waivers from third parties, which might not be granted.

Legislation and government regulation could adversely affect us.

We are subject to federal, state and local regulations that affect our services, competition, the taxation of our services and other aspects of our operations. The regulation of the communications industry is changing rapidly, and varies from state to state. Changes in the regulatory environment could affect our operating results by increasing competition, decreasing revenue, increasing costs or impairing our ability to offer services. Certain communications services are subject to significant regulation at the federal and state level. The Federal Communications Commission, or FCC, regulates communications carriers providing intrastate, interstate and international common carrier services. State public utility commissions exercise jurisdiction over intrastate communications services. The FCC and state public utility commissions do not regulate most enhanced services, which involve more than the pure transmission of customer provided information. Our subsidiary, Local Fiber, LLC, is regulated as a common carrier by virtue of its provision of communications services directly to the public for a fee. As a common carrier, Local Fiber, LLC is subject to extensive federal, state and local communications regulation, which includes the payment of all applicable regulatory assessments.

Many of our competitors and vendors, especially ILECs, are subject to federal and state regulations. These regulations change from time to time in ways that are difficult for us to predict. Although we believe the services we provide today, other than those provided by Local Fiber, LLC, are not subject to regulation imposed on other telecommunications services by the FCC or the state public utility commissions, changes in regulation or new legislation may impose regulation on our non-regulated services.

Regulation of access to office buildings could negatively affect our business. Some states have adopted laws that require that commercial building owners provide non-discriminatory access to communications providers. The FCC has released its decision relating to access to commercial multiple tenant buildings, and legislation was enacted that increases telecommunications access to buildings owned or used by the federal government. Among other decisions, the FCC prohibited telecommunications carriers from entering into exclusive agreements with commercial building owners on a prospective basis, and required utilities, including local exchange carriers, to provide access to other telecommunications carriers and cable service providers. Other building access issues remain to be addressed by the FCC. Depending on how these rules are interpreted, these requirements may facilitate our competitors’ entry into buildings in which we offer our services, which in turn will diminish the value of our access rights and adversely affect our competitive position.

As an access provider, we may incur liability for information disseminated through our networks. The law relating to the liability of access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. Although we have not been sued for information carried on our networks, it is possible that we could be. Federal and state statutes have been directed at imposing liability on Internet service providers for aspects of content carried on their networks. There may be new legislation and court decisions that may affect our services and expose us to potential liability.

As the law in this area develops, the potential imposition of liability for information carried on and disseminated through our networks could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or services offerings. Any significant costs that we incur as a result of such measures or the imposition of liability could have a material adverse effect on our business, including our operating expenses and our liquidity.

Our principal stockholders, directors and executive officers currently control a majority of the voting rights of our stock, and this may limit your ability to affect the outcome of any stockholder vote or exercise any influence over our business.

The concentration of ownership of our common stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, or tender offer that could involve a premium over the price of our common stock. Currently, our executive officers, directors and greater-than-five-percent stockholders and their affiliates, in the aggregate, beneficially own approximately 51.6% of our outstanding common stock. These stockholders, if they vote together, are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and matters.

Anti-takeover provisions could prevent or delay a change of control that stockholders may consider favorable.

Provisions in our certificate of incorporation, our bylaws and Delaware law could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. The authorization of undesignated preferred stock, for example, gives our board the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. If a change of control or change in management is delayed or prevented, this premium may not be realized, or the market price of our common stock could decline.

Holders of our common stock will not receive a return on their shares until they sell them because we do not plan to pay cash dividends on our shares.

We have neither declared nor paid any dividends on our common stock and do not anticipate paying cash dividends in the future. We currently intend to retain any earnings to fund operations and future growth. Furthermore, our credit facility currently prohibits, and the terms of any future debt agreements or preferred stock will likely restrict, the payment of cash dividends on our common stock.

Our stock price is likely to be highly volatile.

The trading price of our common stock is highly volatile. Failure to meet market expectations because of quarterly fluctuations in our financial results could cause our stock price to decline. Moreover, factors that are not related to our operating performance could cause our stock price to decline. The stock market has periodically experienced significant price and volume fluctuations that have affected the market prices for securities of technology and communications companies. Consequently, you may experience a decrease in the market value of your common stock, regardless of our operating performance or prospects.

We could issue a substantial number of additional shares of common stock, which could adversely affect the trading price of our common stock.

We have approximately 7.0 million shares of common stock subject to stock options and warrants. We cannot predict the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

NOTE CONCERNING FORWARD LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents we incorporate by reference. Sometimes these statements contain words such as “anticipates,” “plans,” “intends,” “expects” and similar expressions to identify forward-looking statements. These statements are not guarantees of our future performance. Our business involves known and unknown risks, uncertainties and other factors (including, without limitation, those discussed above under “Risk Factors”) which may cause our actual results, performance or achievements to be materially different from what we say in this prospectus and in the documents we incorporate by reference. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We will not revise these forward-looking statements to reflect events or circumstances after the date they were first made or to reflect the occurrence of unanticipated events.

INCORPORATION OF INFORMATION BY REFERENCE

We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information that we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	annual report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004

•	current report on Form 8-K dated March 29, 2004, filed on March 29, 2004

•	current report on Form 8-K dated January 30, 2004, filed on February 6, 2004

•	the description of our common stock contained in our registration statement on Form S-1 filed on January 18, 2001

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

•	Michael S. Hubner, Esq.

Vice President-General Counsel

FiberNet Telecom Group, Inc.

570 Lexington Avenue

New York, New York 10022

Telephone (212) 405-6200

Fax (212) 421-8860

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about FiberNet on our website at http://www.ftgx.com. Information found on our website is not part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the resale of such shares will go to the selling stockholders. See “Selling Stockholders” and “Plan of Distribution” below.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of the following shares of common stock:

•	2,908,000 shares issued as consideration for the purchase of assets pursuant to an Asset Purchase Agreement dated as of December 31, 2003.

•	6,080,000 shares issued in a private placement to certain investors at a price of $1.25 per share pursuant to a Common Stock Purchase Agreement dated as of January 30, 2004.

•	1,824,000 shares underlying three and one-half year warrants issued to the investors in connection with the transaction described immediately above. The exercise price of these warrants is $1.75 per share.

•	320,000 shares issued in a private placement to CD Investment Partners, Ltd. at a price of $1.25 per share pursuant to a Common Stock Purchase Agreement dated as of January 30, 2004.

•	96,000 shares underlying three and one-half year warrants issued to CD Investment Partners, Ltd. in connection with the transaction described immediately above. The exercise price of these warrants is $1.75 per share.

•	256,000 shares issued to the placement agent and its designees for their fees in connection with the private placements described above.

•	200,000 shares issued upon settlement of certain outstanding litigation matters pursuant to a Settlement Agreement dated February 12, 2004.

The following table provides information on the selling stockholders, their current beneficial ownership of our securities, the number of shares offered for each stockholder’s account, and the amount and percentage of their beneficial ownership after this offering, assuming they sell all of the offered shares. “Beneficial ownership” here means direct or indirect voting or investment power over outstanding stock and stock which a person has the right to acquire now or within 60 days after the date of this prospectus. The table also includes stock issuable on exercise of the warrants described above, although such warrants are not exercisable until August 1, 2004.

The information in the table was provided by the selling stockholders, reports furnished to us under rules of the SEC and our stock ownership records, as of the date of this prospectus. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates. The calculation of the percentage of common stock beneficially owned after the offering is based on 51,060,872 shares outstanding as of the date of this prospectus.

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering	% of Common Stock Beneficially Owned After the Offering

Barucha LLC (1)	81,120	81,120	—	*

Ball Family Trust, dated October 23, 2001, Trustees Edward O. Ball & Susan E. Ball	27,040	27,040	—	*

Bay Star Capital II, LP (2)	312,000	312,000	—	*

Bristol Investment Fund Ltd. (3)	416,000	416,000	—	*

Bull Bear Capital Partners, LLC (4)	46,800	46,800	—	*

Capital Ventures International by: Heights Capital Management (5)	416,000	416,000	—	*

CD Investment Partners (6)	416,000	416,000	—	*

David & Marilyn Balk JTC WROS	27,040	27,040	—	*

David Weiner Revocable Trust – 96 (7)	52,000	52,000	—	*

Deephaven Small Cap Growth Fund LLC (8)	416,000	416,000	—	*

Ellis International Limited Inc. (9)	52,000	52,000	—	*

Greenwich Growth Fund Ltd. (10)	74,748	52,000	22,748	*

Jack Gilbert	52,000	52,000	—	*

Jonathan Balk	26,000	26,000	—	*

Joseph Reynolds	27,040	27,040	—	*

Larry Langer	52,000	52,000	—	*

Mark Capital (11)	54,080	54,080	—	*

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering	% of Common Stock Beneficially Owned After the Offering

Michael Kooper	27,040	27,040	—	*

Michael Loew	52,000	52,000	—	*

North Sound Legacy Fund LLC (12)	195,260	39,832	155,428	*

North Sound Legacy International Fund LLC (13)	1,832,278	358,488	1,473,790	2.89%

North Sound Legacy International Fund Ltd. (14)	2,277,846	597,480	1,680,396	3.29%

OTAPE LLC (15)	208,000	208,000	—	*

Portside Growth and Opportunity Fund (16)	208,760	208,000	760	*

RHP Master Fund Ltd. (17)	754,165	728,000	15,165	*

Riaz Don	52,000	52,000	—	*

Richard Melnick	27,040	27,040	—	*

Robert J. Nebrosky MD Inc., Combination Retirement Trust (18)	78,000	78,000	—	*

Robert W. Duggan	133,101	8,112	124,989	*

MLPF&S FBO Patricia Duggan, IRA	218,277	93,288	124,989	*

MLPF&S FBO Robert W. Duggan, IRA	143,917	18,928	124,989	*

Blazon Profit Sharing Plan (19)	190,301	65,312	124,989	*

Multi Access Computing (20)	459,349	334,360	124,989	*

Scott Craven	52,000	52,000	—	*

SDS Capital Group SPC, Ltd. (21)	3,029,715	1,560,000	1,469,715	2.88%

Stonestreet Limited Partnership (22)	476,661	416,000	60,661	*

TCMP3 Partners (23)	208,000	208,000	—	*

Whalehaven Fund Ltd.(24)	93,600	93,600	—	*

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering	% of Common Stock Beneficially Owned After the Offering

William Johnson Mayer	52,000	52,000	—	*

Claude & Hee Jin Ware JTWROS	13,520	13,520	—	*

Fiserve Securities A/C/F/ Sean M. Callahan Sep/IRA	20,280	20,280	—	*

Mark A. Ford	13,520	13,520	—	*

Roger & Davina Lockhart C.R.U.T.	20,280	20,280	—	*

Oscar Garza	26,000	26,000	—	*

Jerdan Enterprises, Inc. (25)	104,000	104,000	—	*

Robert Klein & Myriam Gluck	31,200	31,200	—	*

James Lehman	26,000	26,000	—	*

Michel Pokel	52,000	52,000	—	*

Alan Rubin	67,600	67,600	—	*

Stuart Jacobson	78,000	78,000	—	*

Allen Weiss	31,200	31,200	—	*

gateway.realty.new jersey.llc (26)	2,908,000	2,908,000	—	*

Digital Telemedia Inc. (d/b/a Logicworks) (27)	200,000	200,000	—	*

Hilary Bergman	12,000	12,000	—	*

Brad Reifler	12,000	12,000	—	*

Matthew Balk (28)	23,415	20,060	3,355	*

Eric Singer (29)	69,684	20,000	49,684	*

Burnham Hill Holdings LLC (30)	180,000	180,000	—	*

James St. Clair	340	340	—	*

Brian Herman	35,800	35,800	—	*

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering	% of Common Stock Beneficially Owned After the Offering
Hudson Valley Capital Management	8,640	8,640	—	*

Kimball and Cross Investment Management	960	960	—	*

*Less	than one percent.

(1)	Beneficial ownership of the securities is held by Caroline Birnbaum.
(2)	Bay Star Capital Management, LLC is the investment advisor and General Partner of the selling stockholder, Bay Star Capital II, L.P. Steve Derby, Lawrence Goldfarb and Steven M. Lamar are the Managing Members of Bay Star Capital Management and are the natural persons who share voting and investment power over the securities.
(3)	Beneficial ownership of the securities is held by Paul Kessler.
(4)	Beneficial ownership of the securities is held by Brian Corday and Jeffrey Herman.
(5)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the securities held by CVI and may be deemed to be a beneficial owner of these securities.
(6)	John D. Ziegelman, as President of CD Management LLC, investment manager of the selling stockholder, may be deemed to have beneficial ownership of the securities.
(7)	Beneficial ownership of the securities is held by David Wiener.
(8)	The selling stockholder is a private investment fund that is owned by all of its investors and managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the Chief Executive Officer, has voting and investment control over securities owned by the selling stockholder.
(9)	Beneficial ownership of the securities is held by William Unger, an officer of the selling stockholder.
(10)	Beneficial ownership of the securities is held by Chris Harrop and Elizabeth Leonard.
(11)	Beneficial ownership of the securities is held by Evan Levine. Mr. Levine and Mark Capital LLC share voting and dispositive power over the securities.
(12)	North Sound Capital LLC is the investment advisor of the selling stockholder. Thomas McAuley is the Managing Member of North Sound Capital LLC and is the natural person with voting and investment power over the securities.
(13)	North Sound Capital LLC is the investment advisor of the selling stockholder. Thomas McAuley is the Managing Member of North Sound Capital LLC and is the natural person with voting and investment power over the securities.
(14)	North Sound Capital LLC is the investment advisor of the selling stockholder. Thomas McAuley is the Managing Member of North Sound Capital LLC and is the natural person with voting and investment power over the securities.
(15)	Ira Leventhal, a United States citizen, may be deemed to have voting control and dispositive power with respect to the securities owned by the selling stockholder. Mr. Leventhal disclaims any beneficial ownership of these securities.
(16)	The investment advisor to the selling stockholder is Ramius Capital Group, LLC. The Managing Member of Ramius Capital, LLC is C4S & Co., the Managing Members of which are Peter Cohen Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of such securities.
(17)	RHP Master Fund Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch, Gray Kaminsky and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by RHP Master Fund, Ltd.

(18)	Beneficial ownership of the securities is held by Robert J. Nebrosky.
(19)	Beneficial ownership of the securities is held by Robert W. Duggan.
(20)	Beneficial ownership of the securities is held by Robert W. Duggan.
(21)	SDS Management, LLC is the investment advisor of the selling stockholder. Steve Derby is the Managing Member of SDS Management, LLC and is the natural person with voting and investment power over the securities.
(22)	Beneficial ownership of the securities is held by Elizabeth Leonard and Michael Finkelstein.
(23)	Beneficial ownership of the securities is held by Steven Slawson, a principal and general partner of the selling stockholder.
(24)	Beneficial ownership of the securities is held by Michael Finkelstein and Bhavesh Singh.
(25)	Beneficial ownership of the securities is held by Myles S. Jerdan.
(26)	Beneficial ownership of the securities is held by Kamran Hakim, Oskar Brecher and Adam Brodsky. Mr. Brecher is currently one of our directors.
(27)	Beneficial ownership of the securities is held by Carter Burden.
(28)	Mr. Balk is a managing director of Burnham Hill Partners, a division of Pali Capital Inc. (“BHP”), the placement agent for the private placement to certain investors completed on January 30, 2004.
(29)	Mr. Singer is a managing director of BHP, the placement agent for the private placement to certain investors completed on January 30, 2004.
(30)	Beneficial ownership of the securities is held by Cass Gunther Adelman, Esq. In addition, Jason Adelman, Esq., who is a managing director of BHP, the placement agent for the private placement to certain investors completed on January 30, 2004, and Cass Gunther Adelman, Esq., his wife, own 600,000 shares of the company as joint tenants.

PLAN OF DISTRIBUTION

We have registered the shares on behalf of the selling stockholders. For the purposes herein, the term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, corporate dividend, partnership or limited liability company distribution or other transfer. We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the Nasdaq SmallCap Market;

•	in private transactions other than through the Nasdaq SmallCap Market;

•	in connection with short sales of FiberNet shares;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions;

•	in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, if such selling stockholders meet the criteria and conform to the requirements of that rule.

The selling stockholders may sell their shares at quoted market prices, at prices based on quoted market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be “underwriters” within the meaning of the Securities Act. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the rules and regulations of the SEC, any person engaged in the distribution or the resale of our shares may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the commencement of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

LEGAL MATTERS

The legality of the shares of common stock offered in this prospectus has been passed upon by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the years ended December 31, 2003 and 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standard No. 142. “Goodwill and Other Intangible Assets”, effective January 1, 2002, the adoption of Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” effective January 1, 2003, and certain procedures on the 2001 balances related to the adoption of SFAS No. 142, SFAS No. 145, and for the effect of the one for 30 reverse stock split on May 12, 2003), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Arthur Andersen, LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified the financial statements incorporated by reference, as required by Section 7 of the Securities Act of 1933. Accordingly, we have incorporated these financial statements in reliance on Rule 437a under the Securities Act of 1933. Due to the lack of Arthur Andersen’s written consent to the inclusion of its report in this prospectus, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained in the prospectus, including the financial statements incorporated by reference, and any claims against Arthur Andersen related to any such false and misleading statements will be limited.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with any information that is different. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document (or such other date as of which such information is purported to be given).

11,684,000

Shares of Common Stock

[LOGO OMITTED]

FIBERNET TELECOM GROUP, INC.

The date of this prospectus is April 14, 2004

PROSPECTUS